UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 26, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 — 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX GENERATES SIGNIFICANT CASH FLOWS IN SECOND QUARTER AND INDUSTRY SUPPLY/DEMAND FUNDAMENTALS REMAIN STRONG
July 25, 2006
For the second quarter of 2006, Methanex recorded net income of US$82.1 million (diluted net income per share of US$0.75) and Adjusted EBITDA1 of US$153.0 million.
Bruce Aitken, President and CEO of Methanex commented, “We are pleased to deliver another quarter of strong earnings and cash flows. Continued demand growth and competitor outages caused the market to remain balanced and pricing to remain at high levels in the second quarter. Our average realized price this quarter was US$279 per tonne compared with US$283 per tonne for the first quarter of 2006.”
These results for the second quarter of 2006 compare with net income of US$115.2 million (diluted net income per share of US$1.02) and Adjusted EBITDA1 of US$166.5 million for the first quarter of 2006. Before recording an adjustment in the first quarter of 2006 to increase earnings and reduce future income tax expense related to a change in Trinidad tax legislation, income before unusual items (after-tax)1 was US$89.4 million and diluted income before unusual items (after-tax) per share1 was US$0.79.
The Methanex European posted contract price has been set for the third quarter at 250 euros per tonne (US$315 per tonne at the time of settlement) and July posted contract prices for the United States and Asia are US$333 per tonne and US$305 per tonne, respectively. This represents an average decrease to posted prices across the global regions of approximately US$27 per tonne from April to July.
Mr. Aitken added, “Despite decreases to our posted prices during the quarter, industry fundamentals continue to be very strong and our August posted contract price in the United States has been increased by US$10 per tonne to US$343 per tonne. Numerous planned and unplanned outages during the second quarter have caused global inventories for both producers and consumers to decline. As we enter the third quarter, demand continues to be strong and several more maintenance outages have been announced. During July, approximately 1.1 million tonnes of annual capacity was shut down or idled including our 530,000 tonne Waitara Valley facility in New Zealand which was idled on July 10th. This plant remains a flexible asset for us with future operations dependent on securing additional natural gas on commercially acceptable terms. Finally, we do not expect any production from new world-scale plants to be available to the market until early 2007. As a result of these and other factors, we expect the methanol market to be tight during the third quarter.”
Mr. Aitken concluded, “Our cash generation was excellent this quarter. With US$174 million cash on hand at the end of the second quarter, a strong balance sheet and a US$250 million undrawn credit facility, we have the financial capacity to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to return excess cash to shareholders.”
A conference call is scheduled for Wednesday, July 26, 2006 at 11:00 am EDT (8:00 am PDT) to review these second quarter results. To access the call, dial the Telus Conferencing operator ten minutes prior to the start of the call at (416) 883-0139, or toll free at (888) 458-1598. The passcode for the call is 75577. A playback version of the conference call will be available for two weeks at (877) 653-0545. The reservation number for the playback version is 302058. There will be a
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simultaneous audio-only webcast of the conference call, which can be accessed from our website at www.methanex.com. In addition, an audio recording of the conference call can be downloaded from our website for three weeks after the call.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Global Market in the United States under the trading symbol “MEOH.”
Forward-Looking Statements
Information contained in this press release and the attached Management’s Discussion and Analysis for the Second Quarter of 2006 contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis and the attached Management’s Discussion and Analysis for the Second Quarter of 2006. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements. These materials also contain certain non-GAAP financial measures. Non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures used by other companies. For more information regarding these non-GAAP measures, please see our 2005 Management’s Discussion & Analysis and the attached Management’s Discussion and Analysis for the Second Quarter of 2006.

[1]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.
- end -
For further information, contact:
Wendy Bach
Director, Investor Relations
Tel: 604.661.2600

2	Interim Report For the Six Months Ended June 30, 2006	Share Information Methanex Corporation’s common shares are listed for trading on the Toronto Stock Exchange under the symbol MX and on the Nasdaq Global Market under the symbol MEOH.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.methanex.com. Contact Information
Methanex Investor Relations
		Transfer Agents & Registrars	1800 - 200 Burrard Street
At July 24, 2006 the Company had 108,237,417 common shares issued and outstanding and stock options exercisable for 817,700 additional common shares.		CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Vancouver, BC Canada V6C 3M1 E-mail: invest@methanex.com Methanex Toll-Free: 1-800-661-8851
SECOND QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS
Except where otherwise noted, all currency amounts are stated in United States dollars.
This second quarter 2006 Management’s Discussion and Analysis should be read in conjunction with the 2005 Annual Consolidated Financial Statements and the Management’s Discussion and Analysis included in the Methanex 2005 Annual Report. The Methanex 2005 Annual Report and additional information relating to Methanex is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions, except where noted)	2006	2006	2005	2006	2005

Sales volumes (thousands of tonnes)
Company produced
Chile and Trinidad	1,241	1,254	1,129	2,495	2,256
New Zealand and Kitimat	110	67	203	177	451

	1,351	1,321	1,332	2,672	2,707
Purchased methanol	294	297	269	591	565
Commission sales[1]	133	141	158	274	303

Total sales volumes	1,778	1,759	1,759	3,537	3,575
Average realized price ($ per tonne)[2]	279	283	256	281	259
Methanex average non-discounted posted price ($ per tonne)[3]	340	335	308	338	309
Operating income[4]	128.7	142.9	98.1	271.6	212.8
Net income	82.1	115.2	62.9	197.3	139.0
Income before unusual items (after-tax)[4]	82.1	89.4	62.9	171.5	139.0
Cash flows from operating activities[4] [5]	129.5	113.9	98.5	243.4	212.6
Adjusted EBITDA[4]	153.0	166.5	119.6	319.6	254.3
Basic net income per common share	0.75	1.02	0.53	1.78	1.17
Diluted net income per common share	0.75	1.02	0.53	1.77	1.16
Diluted income before unusual items (after-tax) per share[4]	0.75	0.79	0.53	1.54	1.16
Common share information (millions of shares):
Weighted average number of common shares	109.7	112.4	118.4	111.0	119.2
Diluted weighted average number of common shares	110.0	112.9	118.9	111.5	120.0
Number of common shares outstanding, end of period	108.6	110.6	117.6	108.6	117.6

[1]	Commission sales represent volumes marketed on a commission basis. Commission income is included in revenue when earned.

[2]	Average realized price is calculated as revenue, net of commissions earned, divided by the total sales volumes of produced and purchased methanol.

[3]	Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe and Asia Pacific weighted by sales volume. Current and historical pricing information is available on our website at www.methanex.com.

[4]	These items are non-GAAP measures that do not have any standardized meaning prescribed by Canadian generally accepted accounting principles (GAAP) and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-GAAP Measures for a description of each non-GAAP measure and a reconciliation to the most comparable GAAP measure.

[5]	Cash flows from operating activities in the above table represents cash flows from operating activities before changes in non-cash working capital.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

For the second quarter of 2006 we recorded Adjusted EBITDA of $153.0 million and net income and income before unusual items (after-tax) of $82.1 million ($0.75 per share on a diluted basis). This compares with Adjusted EBITDA of $166.5 million, net income of $115.2 million ($1.02 per share on a diluted basis) and income before unusual items (after-tax) of $89.4 million ($0.79 per share on a diluted basis) for the first quarter of 2006 and Adjusted EBITDA of $119.6 million and net income and income before unusual items (after-tax) of $62.9 million ($0.53 per share on a diluted basis) for the second quarter of 2005.
For the six months ended June 30, 2006, we recorded Adjusted EBITDA of $319.6 million, net income of $197.3 million ($1.77 per share on a diluted basis) and income before unusual items (after-tax) of $171.5 million ($1.54 per share on a diluted basis) compared with Adjusted EBITDA of $254.3 million and net income and income before unusual items (after-tax) of $139.0 million ($1.16 per share on a diluted basis) during the same period in 2005.
The following is a reconciliation of net income to income before unusual items (after-tax):

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2006	2006	2005	2006	2005

Net income	$82.1	$115.2	$62.9	$197.3	$139.0
Deduct unusual item:
Future income taxes related to change in tax legislation	—	(25.8)	—	(25.8)	—

Income before unusual items (after-tax)	$82.1	$89.4	$62.9	$171.5	$139.0

In February 2006, the Government of Trinidad and Tobago passed an amendment that changed the retroactive effective date of tax legislation introduced in 2005. As a result of this amendment we recorded adjustments during the first quarter of 2006 to decrease future income tax expense by a total of $25.8 million. Refer to Income Taxes for further information regarding this change in legislation.
EARNINGS ANALYSIS
A core element of our strategy is to strengthen our position as a low cost producer. Over the last several years we have shifted our production from higher cost plants exposed to market prices for natural gas feedstock to new low cost plants underpinned by long-term take-or-pay natural gas purchase agreements with pricing terms that vary with methanol prices. Our low cost production hubs in Chile and Trinidad have an annual production capacity of 5.8 million tonnes and represent over 90% of our current annual production capacity. The operating results for these facilities represent a substantial proportion of our Adjusted EBITDA and accordingly, we separately discuss the impact of the changes in average realized price, sales volumes and total cash costs related to these facilities.
Over the last few years we have been shutting down our high cost production. We permanently closed our Kitimat facility on November 1, 2005 and sold the remaining inventory from this facility during the first quarter of 2006. On July 10, 2006, the Waitara Valley plant in New Zealand was idled for maintenance and is currently positioned as a flexible production asset with future operations dependent on securing additional natural gas on commercially acceptable terms. As the operating results for these facilities represent a smaller proportion of our Adjusted EBITDA, the impact of changes in average realized price, sales volumes and total cash costs have been combined and presented as the change in cash margin related to these facilities in our analysis of Adjusted EBITDA. For a further discussion of the definitions and calculations used in our Adjusted EBITDA analysis, refer to How We Analyze Our Business.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted EBITDA
The changes in Adjusted EBITDA resulted from the following:

	Q2 2006	Q2 2006	YTD Q2 2006
	compared with	compared with	compared with
($ millions)	Q1 2006	Q2 2005	YTD Q2 2005

Increase (decrease) in Adjusted EBITDA related to changes in:
Average realized price	$(6)	$25	$50
Total cash costs	(12)	(21)	(37)
Sales volumes	(2)	17	38
Margin on the sale of purchased methanol	—	1	4

	(20)	22	55
Margin earned from New Zealand and Kitimat facilities	6	11	10

	$(14)	$33	$65

Average realized price

	Three Months Ended			Six Months Ended
Methanol Price Information	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ per tonne, except where noted)	2006	2006	2005	2006	2005

Methanex average non-discounted posted price	340	335	308	338	309
Methanex average realized methanol price	279	283	256	281	259
Average discount	18%	16%	17%	17%	16%

We continue to operate in a favourable price environment as a result of strong demand and tight methanol supply conditions resulting from planned and unplanned outages during the second quarter of 2006. Our average realized price for the second quarter of 2006 decreased slightly to $279 per tonne from $283 per tonne for the first quarter of 2006 and increased from $256 per tonne for the second quarter of 2005. The change in our average realized price for the second quarter of 2006 decreased our Adjusted EBITDA by $6 million compared with the first quarter of 2006 and increased our Adjusted EBITDA by $25 million compared with the second quarter of 2005. Our average realized price for the six months ended June 30, 2006 was $281 per tonne compared with $259 per tonne during the same period in 2005 resulting in an increase in Adjusted EBITDA of $50 million.
The methanol industry is highly competitive and prices are affected by supply/demand fundamentals. We publish non-discounted reference prices for each major methanol market and offer discounts to customers based on various factors. To reduce the impact of cyclical pricing on our earnings, we have entered into long-term contracts for a portion of our production volume with certain global customers where prices are either fixed or linked to our costs plus a margin. We expect the discount from our non-discounted posted prices will narrow during periods of lower methanol pricing. We believe it is important to maintain financial flexibility throughout the methanol price cycle and these strategic contracts are a part of our balanced approach to managing cash flow and liquidity.
Total cash costs
Maintaining a low cost structure provides a competitive advantage in a commodity industry and is a key element of our strategy. Our low cost production facilities in Chile and Trinidad are underpinned by long-term low cost take-or-pay natural gas purchase agreements with pricing terms that include base and variable price components. The variable component is adjusted in relation to increases in methanol prices above a pre-determined price. We believe this enables these facilities to be competitive throughout the methanol price cycle.
Total cash costs for the second quarter of 2006 were higher than in the first quarter of 2006 by $12 million. The increase in total cash costs was primarily due to higher ocean shipping and supply chain costs as well as higher stock-based compensation expense due to the impact of increases in our share price. The increase in ocean shipping and supply chain costs primarily relates to a change in shipping patterns and higher fuel costs during the second quarter of 2006.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs for the second quarter of 2006 and the six months ended June 30, 2006 were higher than in the comparable periods in 2005 and this decreased Adjusted EBITDA by $21 million and $37 million, respectively. The increase in cash costs primarily relates to the impact of higher methanol prices on natural gas costs at our Chile and Trinidad facilities, higher ocean shipping costs and higher stock-based compensation expense due to the impact of increases in our share price.
Chile and Trinidad sales volumes
Sales volumes of methanol produced at our Chile and Trinidad production hubs for the second quarter of 2006 were lower by 13,000 tonnes compared with the first quarter of 2006 and this decreased Adjusted EBITDA by $2 million.
The commencement of operations of Chile IV in June 2005 increased our annual low cost production capacity to 5.8 million tonnes from 5.0 million tonnes. Sales volumes of methanol produced at our Chile and Trinidad production hubs for the second quarter of 2006 and the six months ended June 30, 2006 were higher than in the comparable periods in 2005 by 112,000 tonnes and 239,000 tonnes, respectively. Higher sales volumes for these periods increased Adjusted EBITDA by $17 million and $38 million, respectively.
Margin earned from New Zealand and Kitimat facilities
For the second quarter of 2006, our cash margin on the sale of New Zealand inventory was $9 million compared with a cash margin on the sale of New Zealand and Kitimat inventory of $3 million for the first quarter of 2006 and a negative cash margin of $2 million for the second quarter of 2005. The increase in cash margin for the second quarter of 2006 compared with the first quarter of 2006 primarily relates to higher sales volumes of New Zealand inventory during the second quarter of 2006 and a negative cash margin earned on sale of our remaining Kitimat inventory during the first quarter of 2006.
For the six months ended June 30, 2006, our cash margin on the sale of New Zealand and Kitimat inventory was $12 million compared with a cash margin of $2 million during the same period in 2005. The increase in cash margin for the second quarter of 2006 and six months ended June 30, 2006 compared with the same periods in 2005 primarily relates to lower sales volumes of high cost Kitimat inventory and higher methanol prices during 2006.
Depreciation and Amortization
Depreciation and amortization was $24 million for the second quarter of 2006 compared with $22 million for the second quarter of 2005. For the six months ended June 30, 2006, depreciation and amortization was $48 million compared with $41 million for the same period in 2005. In June 2005, the Chile IV methanol facility commenced operations and in late 2005, we entered into a capital lease agreement for an oceangoing vessel. The increase in depreciation and amortization for the second quarter of 2006 and the six months ended June 30, 2006 compared with the same periods in 2005 is primarily due to the depreciation of Chile IV and the leased oceangoing vessel.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Interest Expense

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2006	2006	2005	2006	2005

Interest expense before capitalized interest	$11	$11	$14	$22	$27
Less capitalized interest related to Chile IV	—	—	(3)	—	(7)

Interest expense	$11	$11	$11	$22	$20

Interest incurred during construction is capitalized to the cost of the asset until the asset is substantively complete and ready for productive use. The Chile IV methanol facility commenced operations in June 2005.
Interest and Other Income

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2006	2006	2005	2006	2005

Interest and other income	$4	$3	$—	$6	$1

The change in interest and other income for the six months ended June 30, 2006 compared with the same period in 2005 relates primarily to the impact on earnings of changes in foreign exchange rates.
Income Taxes
During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changes the retroactive effective date to January 1, 2005. As a result of this amendment we recorded an adjustment to decrease future income tax expense by a total of $25.8 million during the first quarter of 2006. The adjustment includes a reversal of the previous charge to 2005 earnings and an additional adjustment to recognize the benefit of tax deductions that were reinstated as a result of the change in the retroactive effective date.
Excluding the above-noted adjustment, the effective tax rate for the second quarter of 2006 was 32% compared with 34% for the first quarter of 2006 and 28% for the second quarter of 2005. The effective tax rate for the six months ended June 30, 2006 was 33% compared with 29% for the same period in 2005. The increase in effective tax rates in 2006 compared with 2005 primarily relates to the expiry of the tax holiday for the Titan facility in 2005.
The statutory tax rate in Chile and Trinidad, where we earn substantially all of our pre-tax earnings, is 35%. In Chile the tax rate consists of a first category tax that is payable when income is earned and a second category tax that is due when earnings are distributed from Chile. The second category tax is initially recorded as future income tax expense and is subsequently reclassified to current income tax expense when earnings are distributed. Accordingly, the ratio of current income tax expense to total income tax expense is highly dependent on the level of cash distributed from Chile.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

PRODUCTION SUMMARY

	Q2 2006		Q1 2006	Q2 2005	YTD Q2 2006	YTD Q2 2005
(thousands of tonnes)	Capacity	Production	Production	Production	Production	Production

Chile and Trinidad:
Chile I, II, III and IV	960	872	882	702	1,754	1,429
Titan	210	214	215	135	429	337
Atlas (63.1% interest)	268	273	253	252	526	487

	1,438	1,359	1,350	1,089	2,709	2,253
Other:
New Zealand	132	118	104	103	222	223
Kitimat	—	—	—	120	—	239

	132	118	104	223	222	462

	1,570	1,477	1,454	1,312	2,931	2,715

During the second quarter of 2006, our methanol facilities produced 1,477,000 tonnes compared with an operating capacity of 1,570,000 tonnes, or 94% of overall capacity.
Our methanol facilities in Trinidad operated very well and in excess of design capacity despite losing approximately 30,000 tonnes of production due to short-term delivery infrastructure constraints of our natural gas suppliers.
Our methanol production facilities in Chile produced 872,000 tonnes compared with an operating capacity of 960,000 tonnes during the second quarter of 2006. Production was lower than capacity primarily due to planned maintenance at our Chile I facility in June resulting in lost production of approximately 30,000 tonnes and reduced gas supply as a result of repair and maintenance of delivery infrastructure by our natural gas suppliers resulting in lost production of approximately 40,000 tonnes. We did not experience any significant curtailments of natural gas as a result of redirection orders from the Argentinean government during the second quarter of 2006. Excluding the impact of planned maintenance at our Chile I facility and repair and maintenance activities by our natural gas suppliers, our facilities in Chile operated at 98% of capacity for the second quarter of 2006.
Effective July 25, 2006, the government of Argentina increased the tax on exports of natural gas from Argentina to Chile. This tax is applicable to approximately 32% of the total current gas supply for our plants in Chile. The new tax is $2.25 per mmbtu, which represents an average increase of approximately $1.95 per mmbtu over the existing export tax currently paid by the affected Argentinean gas suppliers. For all gas sourced from Argentina we have contractual protection against such export taxes. However, we cannot provide assurance that this proposed tax will not have an adverse effect on our results of operations and financial condition.
The Waitara Valley facility in New Zealand is currently positioned as a flexible production asset. We restarted this facility in early 2006 with sufficient contracted natural gas to produce approximately 230,000 tonnes during 2006. On July 10, the Waitara Valley facility was idled. We are continuing to seek other supplies of natural gas to supplement this production and to extend the life of our New Zealand operations; however there can be no assurance that we will be able to secure additional gas on commercially acceptable terms.
SUPPLY/DEMAND FUNDAMENTALS
Methanol industry fundamentals continue to be favourable and we continue to operate in a strong pricing environment underpinned by high global energy prices. Over the next 12 months, we expect new capacity and expansions of existing capacity, outside of China, to increase methanol supply by approximately 2.6 million tonnes. Over the same period, we expect a similar volume of high cost capacity to shut down as a result of high energy prices. The only world-scale increment of new industry capacity is the 1.7 million tonne per year NPC facility in Iran which we do not expect will have product available to the market until early 2007.
In China, a 0.6 million tonne per year natural gas-based methanol plant is under development on Hainan Island and is expected to commence operations during the second half of 2006. Due to its location on the coast, this plant could export or supply traditional methanol markets in coastal provinces in East and South China.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Demand for methanol in China is growing at higher rates than we expected. We believe that a large proportion of this additional unexpected demand is related to non-traditional uses for methanol such as gasoline blending and production of di-methyl ether (DME). DME can be used as a cooking, heating or transportation fuel. Therefore, while there are a number of smaller-scale plants expected to be constructed in China during 2006, we continue to believe substantially all domestic methanol production will be consumed within the local market. As a result, we expect 2006 imports into China to remain at levels similar to 2005 and we also expect that imports into China will grow over time.
During 2005, just over two million tonnes of methanol was used in the production of MTBE for consumption in the United States. As a result of the 2005 United States Energy Policy Act, MTBE has been substantially removed from gasoline in the United States. However, export markets for MTBE produced in the United States are attractive and a number of MTBE producers in the United States continue to produce to supply these markets. MTBE is currently more economic than many other components of gasoline and this has caused strong demand for MTBE, outside of the United States. To date, the net loss of methanol demand as a result of the changes occurring to gasoline formulations in the United States has had a relatively minor impact on the global methanol market. We continue to believe the impact of lower demand for methanol for MTBE consumed in the United States in 2006 will be more than offset by increases in demand for methanol for MTBE elsewhere in the world as well as demand growth related to other derivatives.
It is our view that global supply and demand fundamentals continue to support a high price environment. As expected, the market experienced some volatility in the second quarter, partly due to the phase-out of MTBE demand in the United States, and, accordingly, we decreased contract prices in May and again in July.
The Methanex non-discounted posted price in the United States is $333 per tonne for July, compared with $356 per tonne in April. The European quarterly contract price for the third quarter of 2006 is €250 (US$315 per tonne at the time of settlement compared with US$348 per tonne for the second quarter of 2006). The Methanex non-discounted posted price in Asia is $305 per tonne for July, compared with $330 per tonne in April.
Despite these recent price decreases during the second quarter of 2006, we believe that global supply and demand fundamentals remain very strong and as a result, we increased our August posted contract price in the United States by US$10 per tonne to US$343 per tonne. Given the large number of maintenance outages that occurred in the latter part of the second quarter, global inventories are lower at the start of the third quarter than they were in the first half of the year. As we enter the third quarter, demand continues to be strong and several more maintenance outages have been announced. At the beginning of the third quarter approximately 1.1 million tonnes of annualized capacity was either permanently shut down or idled, including plants in the Netherlands and Germany as well as our own plant in New Zealand which was idled on July 10. As a result of these and other factors, we expect the methanol market to be tight during the third quarter.

Methanex Non Discounted Regional
Posted Contract Prices[1]
	July	April
US$ per tonne	2006	2006

United States	$333	$356
Europe[2]	$315	$348
Asia	$305	$330

[1]	Discounts from our posted prices are offered to customers based on various factors.

[2]	€250 at July 2006 (April 2006 — €285) converted to United States dollars at the date of settlement.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities before changes in non-cash working capital in the second quarter of 2006 were $129.5 million compared with $98.5 million for the same period in 2005. During the second quarter of 2006, our non-cash working capital decreased by $47 million. Approximately one-half of this relates to a cash inflow on collection of the Chile IV incentive tax credit. The remaining decrease in our non-cash working capital is primarily due to the timing of cash payments of our trade payables.
During the second quarter of 2006, we repurchased for cancellation a total of 2.3 million common shares at an average price of US$22.66 per share, totaling $52 million. This includes 1.5 million common shares repurchased under a normal course issuer bid that expired May 16, 2006 and 0.8 million common shares repurchased under a new normal course issuer bid that commenced May 17, 2006. On closing of the normal course issuer bid that expired at May 16, 2006, we had repurchased a total of 9.4 million common shares at an average price of US$18.65 per share, totaling $175 million. On May 9, 2006, the new normal course issuer bid was approved. This bid commenced May 17, 2006 and expires May 16, 2007 and allows us to repurchase for cancellation up to 5.5 million common shares.
Also during the second quarter of 2006, our Board of Directors approved a 14% increase in our regular quarterly dividend to shareholders, from US$0.11 per share to US$0.125 per share. During the second quarter of 2006 we paid quarterly dividends of approximately $14 million.
We are developing a methanol project in Egypt with our joint venture partners. The proposed project involves the construction of a 1.3 million tonne per year methanol facility at Damietta Port on the Meditteranean Sea. We continue to make progress in meeting project milestones and expect to make a final decision to proceed with this project before the end of 2006.
We have excellent financial capacity and flexibility. Our cash balance at June 30, 2006 was $174 million and we have a strong balance sheet and an undrawn $250 million credit facility. The planned capital maintenance expenditure program directed towards major maintenance, turnarounds and catalyst changes is currently estimated to total approximately $75 million for the period to the end of 2008.
We have the financial capacity and flexibility to complete our capital maintenance spending program, pursue new opportunities to enhance our leadership position in the methanol industry and continue to deliver on our commitment to return excess cash to shareholders.
The credit ratings for our unsecured notes at June 30, 2006 were as follows:

Standard & Poor’s Rating Services	BBB- (negative)
Moody’s Investor Services	Ba1 (stable)
Fitch Ratings	BBB (stable)
Credit ratings are not recommendations to purchase, hold or sell securities and do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.
SHORT-TERM OUTLOOK
We expect that global supply/demand fundamentals will continue to be favourable. We believe that strong demand and low global inventory levels will continue to support a high pricing environment. Although there is likely to be price volatility as the year progresses, barring a major unexpected event such as a recession, we continue to believe that the methanol pricing environment should remain strong for the remainder of the year.
The methanol price will ultimately depend on industry operating rates, the rate of industry restructuring and the strength of global demand. We believe that our excellent financial position and financial flexibility, outstanding global supply network and low cost position will provide the sound basis for Methanex continuing to be the leader in the methanol industry.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION — SUPPLEMENTAL NON-GAAP MEASURES
In addition to providing measures prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP), we present certain supplemental non-GAAP measures. These are Adjusted EBITDA, income before unusual items (after-tax), diluted income before unusual items (after-tax) per share, operating income and cash flows from operating activities before changes in non-cash working capital. These measures do not have any standardized meaning prescribed by Canadian GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance and liquidity of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with Canadian GAAP.
Adjusted EBITDA
This supplemental non-GAAP measure is provided to assist readers in determining our ability to generate cash from operations. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe Adjusted EBITDA is frequently used by securities analysts and investors when comparing our results with those of other companies. Adjusted EBITDA differs from the most comparable GAAP measure, cash flows from operating activities, primarily because it does not include changes in non-cash working capital, other cash payments related to operating activities, stock-based compensation, other non-cash items, interest expense, interest and other income, and current income taxes.
The following table shows a reconciliation of cash flows from operating activities to Adjusted EBITDA:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2006	2006	2005	2006	2005

Cash flows from operating activities	$176,960	$20,074	$114,469	$197,034	$207,396
Add (deduct):
Changes in non-cash working capital	(47,467)	93,865	(15,962)	46,398	5,221
Other cash payments	1,362	5,872	1,019	7,234	2,611
Stock-based compensation	(7,463)	(6,019)	(2,186)	(13,482)	(6,752)
Other non-cash items	(681)	(1,533)	(2,987)	(2,214)	(2,587)
Interest expense	10,945	10,958	10,514	21,903	19,575
Interest and other income	(3,772)	(2,535)	(108)	(6,307)	(1,370)
Current income taxes	23,129	45,864	14,831	68,993	30,196

Adjusted EBITDA	$153,013	$166,546	$119,590	$319,559	$254,290

METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Income before Unusual Items (after-tax) and Diluted Income before Unusual Items (after-tax) Per Share
These supplemental non-GAAP measures are provided to assist readers in comparing earnings from one period to another without the impact of unusual items that management considers to be non-operational and/or non-recurring. Diluted income before unusual items (after-tax) per share has been calculated by dividing income before unusual items (after-tax) by the diluted weighted average number of common shares outstanding.
The following table shows a reconciliation of net income to income before unusual items (after-tax) and the calculation of diluted income before unusual items (after-tax) per share:

	Three Months Ended			Six Months Ended
	Jun 30	Mar 31	Jun 30	Jun 30	Jun 30
($ millions)	2006	2006	2005	2006	2005

Net income	$82,097	$115,177	$62,935	$197,274	$138,967
Deduct unusual items:
Future income taxes related to change in tax legislation	—	(25,753)	—	(25,753)	—

Income before unusual items (after-tax)	$82,097	$89,424	$62,935	$171,521	$138,967

Diluted weighted average number of common shares outstanding	110,013,684	112,906,385	118,938,355	111,451,670	119,982,283
Diluted income before unusual items (after-tax) per share	$0.75	$0.79	$0.53	$1.54	$1.16

Operating Income and Cash Flows from Operating Activities before Non-Cash Working Capital
Operating income and cash flows from operating activities before changes in non-cash working capital are reconciled to Canadian GAAP measures in our consolidated statements of income and consolidated statements of cash flows, respectively.
QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of selected financial information for the prior eight quarters is as follows:

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2006	2006	2005	2005

Revenue	$460,915	$459,590	$459,615	$349,291
Net income (loss)	82,097	115,177	48,574	(21,789)
Basic net income (loss) per common share	0.75	1.02	0.42	(0.19)
Diluted net income (loss) per common share	0.75	1.02	0.42	(0.19)

	Three Months Ended
	Jun 30	Mar 31	Dec 31	Sep 30
($ thousands, except per share amounts)	2005	2005	2004	2004

Revenue	$410,914	$438,300	$485,408	$428,840
Net income	62,935	76,032	66,061	71,178
Basic net income per common share	0.53	0.63	0.55	0.59
Diluted net income per common share	0.53	0.63	0.54	0.58

Our quarterly revenues are not materially impacted by seasonality. However, during the period May to August (the winter season in the southern hemisphere) in each of 2004 and 2005, our Chilean production facilities experienced production losses of approximately 50,000 tonnes and 100,000 tonnes, respectively, as a result of curtailments of natural gas resulting from redirection orders from the Argentinean government. During the second quarter of 2006, we did not experience any significant curtailments of natural gas as a result of redirection orders from the Argentinean government. There can be no assurance that natural gas supply to our facilities will not be impacted in the future. See our 2005 Annual Report for further details.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

HOW WE ANALYZE OUR BUSINESS
We review our results of operations by analyzing changes in the components of our Adjusted EBITDA (refer to Supplemental Non-GAAP Measures for a reconciliation to the most comparable GAAP measure), depreciation and amortization, interest expense, interest and other income, unusual items and income taxes. In addition to the methanol that we produce at our facilities, we also purchase and re-sell methanol produced by others. We analyze the results of produced methanol sales separately from purchased methanol sales as the margin characteristics of each are very different.
Produced Methanol
The key drivers of changes in our Adjusted EBITDA for produced methanol are average realized price, sales volume and cash costs. We provide separate discussion of the changes in Adjusted EBITDA related to our core Chile and Trinidad production hubs and the changes in Adjusted EBITDA related to our Kitimat and New Zealand facilities.
Our low cost production hubs in Chile and Trinidad are underpinned by long-term take-or-pay natural gas purchase agreements and the operating results for these facilities represent a substantial portion of our Adjusted EBITDA. Accordingly, in our analysis of Adjusted EBITDA for our facilities in Chile and Trinidad we separately discuss the impact of changes in average realized price, sales volume and cash costs.
Our facilities in Kitimat and New Zealand incur higher production costs and their operating results represent a smaller proportion of our Adjusted EBITDA. To eliminate our exposure to high cost North American natural gas feedstock, we permanently closed our Kitimat production facility on November 1, 2005. Our 530,000 tonne per year Waitara Valley facility in New Zealand has been positioned as a flexible production asset. The impact of changes in average realized price, sales volume and cash costs on the Adjusted EBITDA for our Kitimat and New Zealand facilities has been combined and presented as the change in cash margin.
The price, cash cost and volume variances included in our Adjusted EBITDA analysis for produced methanol are defined and calculated as follows:

PRICE	The change in our Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period-to-period in the selling price of produced methanol multiplied by the current period sales volume of produced methanol. Sales under long-term contracts where the prices are either fixed or linked to our costs plus a margin are included as sales of produced methanol. Accordingly, the selling price of produced methanol will differ from the selling price of purchased methanol.

COST	The change in our Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period-to-period in cash costs per tonne multiplied by the sales volume of produced methanol in the current period plus the change in unabsorbed fixed cash costs. The change in selling, general and administrative expenses and fixed storage and handling costs are included in the analysis of methanol produced at our Chile and Trinidad facilities.

VOLUME	The change in our Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period-to-period in the sales volume of produced methanol multiplied by the margin per tonne for the prior period. The margin per tonne is calculated as the selling price per tonne of produced methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne.
Purchased Methanol
The cost of sales of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Accordingly, the analysis of purchased methanol and its impact on our Adjusted EBITDA is discussed on a net margin basis.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

FORWARD-LOOKING STATEMENTS
Information contained in this Management’s Discussion and Analysis contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors and suppliers, world-wide economic conditions and other risks described in our 2005 Management’s Discussion & Analysis which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
MANAGEMENT’S DISCUSSION AND ANALYSIS

Methanex Corporation
Consolidated Statements of Income (unaudited)
(thousands of US dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Revenue	$460,915	$410,914	$920,505	$849,214

Cost of sales and operating expenses	307,902	291,324	600,946	594,924
Depreciation and amortization	24,338	21,531	47,961	41,484

Operating income before undernoted items	128,675	98,059	271,598	212,806
Interest expense (note 9)	(10,945)	(10,514)	(21,903)	(19,575)
Interest and other income	3,772	108	6,307	1,370

Income before income taxes	121,502	87,653	256,002	194,601
Income taxes:
Current	(23,129)	(14,831)	(68,993)	(30,196)
Future	(16,276)	(9,887)	(15,488)	(25,438)
Future income taxes related to change in tax legislation (note 5)	—	—	25,753	—

	(39,405)	(24,718)	(58,728)	(55,634)

Net income	$82,097	$62,935	$197,274	$138,967

Net income per common share:
Basic	$0.75	$0.53	$1.78	$1.17
Diluted	$0.75	$0.53	$1.77	$1.16

Weighted average number of common shares outstanding:
Basic	109,658,750	118,369,623	111,016,514	119,162,266
Diluted	110,013,684	118,938,355	111,451,670	119,982,283

Number of common shares outstanding at period end	108,580,667	117,627,617	108,580,667	117,627,617
See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Balance Sheets (unaudited)
(thousands of US dollars, except number of common shares and per share amounts)

	Jun 30	Dec 31
	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$173,531	$158,755
Receivables	287,994	296,522
Inventories	163,503	140,104
Prepaid expenses	19,149	13,555

	644,177	608,936
Property, plant and equipment (note 2)	1,378,009	1,396,126
Other assets	109,196	101,045

	$2,131,382	$2,106,107

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$215,123	$235,487
Current maturities on long-term debt (note 4)	14,032	14,032
Current maturities on other long-term liabilities	19,128	9,663

	248,283	259,182
Long-term debt (note 4)	479,900	486,916
Other long-term liabilities	71,302	79,421
Future income tax liabilities (note 5)	320,809	331,074
Shareholders’ equity:
Capital stock	483,369	502,879
Contributed surplus	6,474	4,143
Retained earnings	521,245	442,492

	1,011,088	949,514

	$2,131,382	$2,106,107

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(thousands of US dollars, except number of common shares and per share amounts)

	Number of				Total
	Common	Capital	Contributed	Retained	Shareholders'
	Shares	Stock	Surplus	Earnings	Equity

Balance, December 31, 2004	120,022,417	$523,255	$3,454	$422,535	$949,244
Net income	—	—	—	165,752	165,752
Compensation cost recorded for stock options	—	—	2,849	—	2,849
Proceeds on issue of shares on exercise of stock options	1,338,475	10,621	—	—	10,621
Reclassification of grant date fair value on exercise of stock options	—	2,160	(2,160)	—	—
Payments for shares repurchased	(7,715,600)	(33,157)	—	(97,806)	(130,963)
Dividend payments	—	—	—	(47,989)	(47,989)

Balance, December 31, 2005	113,645,292	502,879	4,143	442,492	949,514
Net income	—	—	—	115,177	115,177
Compensation cost recorded for stock options	—	—	762	—	762
Proceeds on issue of shares on exercise of stock options	194,736	1,889	—	—	1,889
Reclassification of grant date fair value on exercise of stock options	—	214	(214)	—	—
Payments for shares repurchased	(3,199,600)	(14,143)	—	(50,964)	(65,107)
Dividend payments	—	—	—	(12,239)	(12,239)

Balance, March 31, 2006	110,640,428	490,839	4,691	494,466	989,996
Net income	—	—	—	82,097	82,097
Compensation cost recorded for stock options	—	—	2,358	—	2,358
Proceeds on issue of shares on exercise of stock options	240,939	2,376	—	—	2,376
Reclassification of grant date fair value on exercise of stock options	—	575	(575)	—	—
Payments for shares repurchased	(2,300,700)	(10,421)	—	(41,707)	(52,128)
Dividend payments	—	—	—	(13,611)	(13,611)

Balance, June 30, 2006	108,580,667	$483,369	$6,474	$521,245	$1,011,088

See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Consolidated Statements of Cash Flows (unaudited)
(thousands of US dollars, except number of common shares and per share amounts)

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$82,097	$62,935	$197,274	$138,967
Add (deduct):
Depreciation and amortization	24,338	21,531	47,961	41,484
Future income taxes	16,276	9,887	(10,265)	25,438
Stock-based compensation	7,463	2,186	13,482	6,752
Other non-cash items	681	2,987	2,214	2,587
Other cash payments	(1,362)	(1,019)	(7,234)	(2,611)

Cash flows from operating activities before undernoted	129,493	98,507	243,432	212,617
Changes in non-cash working capital (note 8)	47,467	15,962	(46,398)	(5,221)

	176,960	114,469	197,034	207,396

CASH FLOWS FROM FINANCING ACTIVITIES
Payments for shares repurchased	(52,128)	(42,273)	(117,235)	(66,773)
Dividend payments	(13,611)	(12,942)	(25,850)	(22,541)
Proceeds on issue of shares on exercise of stock options	2,376	3,675	4,265	9,944
Funding of debt service reserve account	(2,301)	—	(2,301)	—
Repayment of limited recourse long-term debt	(7,016)	(4,032)	(7,016)	(4,032)
Repayment of other long-term liabilities	(2,515)	(5,689)	(3,725)	(5,727)

	(75,195)	(61,261)	(151,862)	(89,129)

CASH FLOWS FROM INVESTING ACTIVITIES
Property, plant and equipment and other assets	(21,206)	(23,849)	(28,739)	(32,622)
Plant and equipment construction costs	—	(19,766)	—	(31,958)
Changes in non-cash working capital	—	(895)	(1,657)	2,376

	(21,206)	(44,510)	(30,396)	(62,204)

Increase in cash and cash equivalents	80,559	8,698	14,776	56,063
Cash and cash equivalents, beginning of period	92,972	257,414	158,755	210,049

Cash and cash equivalents, end of period	$173,531	$266,112	$173,531	$266,112

SUPPLEMENTARY CASH FLOW INFORMATION
Interest paid, net of capitalized interest	$5,567	$1,421	$18,564	$21,533
Income taxes paid, net of amounts refunded	$25,507	$17,113	$61,374	$23,852
See accompanying notes to consolidated financial statements.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Notes to Consolidated Financial Statements (unaudited)
Except where otherwise noted, tabular dollar amounts are stated in thousands of US dollars.
1.	Basis of presentation

These interim consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada on a basis consistent with those followed in the most recent annual consolidated financial statements. These accounting principles are different in some respects from those generally accepted in the United States and the significant differences are described and reconciled in note 12. These interim consolidated financial statements do not include all note disclosures required by Canadian generally accepted accounting principles for annual financial statements, and therefore should be read in conjunction with the annual consolidated financial statements included in the Methanex Corporation 2005 Annual Report.
2.	Property, plant and equipment

		Accumulated
	Cost	Depreciation	Net Book Value

June 30, 2006
Plant and equipment	$2,728,921	$1,425,679	$1,303,242
Other	113,746	38,979	74,767

	$2,842,667	$1,464,658	$1,378,009

December 31, 2005
Plant and equipment	$2,711,775	$1,383,105	$1,328,670
Other	101,718	34,262	67,456

	$2,813,493	$1,417,367	$1,396,126

3.	Interest in Atlas joint venture

The Company has a 63.1% joint venture interest in Atlas Methanol Company (Atlas). Atlas owns a 1.7 million tonne per year methanol production facility in Trinidad. Included in the consolidated financial statements are the following amounts representing the Company’s proportionate interest in Atlas:

	Jun 30	Dec 31
Consolidated Balance Sheets	2006	2005

Cash and cash equivalents	$28,517	$24,032
Other current assets	28,875	32,937
Property, plant and equipment	274,127	281,765
Other assets	20,289	20,409
Accounts payable and accrued liabilities	25,241	30,340
Future income tax liabilities (note 5)	10,742	21,988
Long-term debt, including current maturities (note 4)	143,932	150,948

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Income	2006	2005	2006	2005

Revenue	$43,479	$52,629	$91,930	$103,594
Expenses	(36,244)	(40,897)	(76,089)	(80,279)

Income before income taxes	7,235	11,732	15,841	23,315
Future income taxes (note 5)	(2,532)	—	11,246	—

Net income	$4,703	$11,732	$27,087	$23,315

METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Interest in Atlas joint venture (continued):

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
Consolidated Statements of Cash Flows	2006	2005	2006	2005

Cash inflows from operating activities	$14,306	$2,592	$22,960	$13,851
Cash outflows from financing activities	(7,016)	(4,032)	(7,016)	(4,032)
Cash outflows from investing activities	(322)	(2,216)	(399)	(3,808)

4.	Long-term debt:

	Jun 30	Dec 31
	2006	2005

Unsecured notes
8.75% due August 15, 2012	$200,000	$200,000
6.00% due August 15, 2015	150,000	150,000

	350,000	350,000
Atlas limited recourse debt facilities	143,932	150,948

	493,932	500,948
Less current maturities	(14,032)	(14,032)

	$479,900	$486,916

The limited recourse debt facilities of Atlas are described as limited recourse as they are secured only by the assets of the joint venture.
5.	Future income taxes related to change in tax legislation:

During 2005, the Government of Trinidad and Tobago introduced new tax legislation retroactive to January 1, 2004. As a result, during 2005 we recorded a $16.9 million charge to increase future income tax expense to reflect the retroactive impact for the period January 1, 2004 to December 31, 2004. In February 2006, the Government of Trinidad and Tobago passed an amendment to this legislation that changes the retroactive date to January 1, 2005. As a result of the amendment we recorded an adjustment to decrease future income taxes by a total of $25.8 million. The adjustment is made up of the reversal of the previous charge to 2005 earnings of $16.9 million and an additional adjustment of $8.9 million to recognize the benefit of tax deductions that were reinstated as a result of the change in the implementation date.
6.	Net income per common share:

A reconciliation of the weighted average number of common shares outstanding is as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Denominator for basic net income per common share	109,658,750	118,369,623	111,016,514	119,162,266
Effect of dilutive stock options	354,934	568,732	435,156	820,017

Denominator for diluted net income per common share	110,013,684	118,938,355	111,451,670	119,982,283

METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Stock-based compensation:
a)	Stock options:
(i)	Incentive stock options:

Common shares reserved for outstanding incentive stock options at June 30, 2006:

	Options Denominated in CAD$		Options Denominated in US$
	Number of Stock	Weighted Average	Number of Stock	Weighted Average
	Options	Exercise Price	Options	Exercise Price

Outstanding at December 31, 2005	316,650	$9.67	1,328,450	$13.29
Granted	—	—	348,675	20.76
Exercised	(71,000)	12.21	(123,736)	9.36
Cancelled	(8,000)	11.00	(3,250)	12.23

Outstanding at March 31, 2006	237,650	8.87	1,550,139	15.28
Granted	—	—	1,300,925	20.79
Exercised	(32,250)	9.96	(208,689)	10.00
Cancelled	—	—	(3,750)	17.85

Outstanding at June 30, 2006	205,400	$8.70	2,638,625	$18.41

Information regarding the incentive stock options outstanding at June 30, 2006 is as follows:

	Options Outstanding			Options Exercisable
	at June 30, 2006			at June 30, 2006
	Weighted
	Average
	Remaining	Number of	Weighted	Number of	Weighted
	Contractual Life	Stock Options	Average	Stock Options	Average
Range of Exercise Prices	(Years)	Outstanding	Exercise Price	Exercisable	Exercise Price

Options denominated in CAD
$3.29 to 13.65	3.5	205,400	$8.70	205,400	$8.70

Options denominated in USD
$6.45 to 10.01	6.4	323,875	$8.39	323,875	$8.39
$11.56 to 22.52	6.4	2,314,750	19.81	277,225	18.20

	6.4	2,638,625	$18.41	601,100	$12.92

On March 3, 2006, the Board of Directors approved for grant 1,629,600 incentive stock options with an exercise price of US$20.76 per share. At the date of Board approval, the Company had 348,675 common shares reserved for incentive stock options and, accordingly, the number of incentive stock options granted was limited to 348,675. On May 9, 2006 shareholder approval was received to increase the number of common shares reserved for incentive stock options to 5,250,000 and therefore the remaining 1,280,925 incentive stock options were granted. An additional 20,000 incentive stock options were granted during the three months ended June 30, 2006 at an exercise price of US$22.52 per share.
(ii)	Performance stock options:

As at June 30, 2006, there were 50,000 shares reserved for performance stock options with an exercise price of CAD $4.47. All outstanding performance stock options have vested and are exercisable.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Stock-based compensation (continued):
(iii)	Compensation expense related to stock options:

For the three and six month periods ended June 30, 2006, compensation expense related to stock options included in cost of sales and operating expenses is $2.4 million (2005 - $0.8 million) and $3.1 million (2005 — $1.3 million), respectively. The fair value of each stock option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Risk-free interest rate	5%	4%
Expected dividend yield	2%	2%
Expected life	5 years	5 years
Expected volatility	40%	43%
Expected forfeitures	5%	5%
Weighted average fair value of options granted ($US per share)	$8.82	$6.51

b)	Deferred, restricted and performance share units:

Deferred, restricted and performance share units outstanding at June 30, 2006 are as follows:

	Number of	Number of	Number of
	Deferred Share	Restricted Share	Performance
	Units	Units	Share Units

Outstanding at December 31, 2005	427,264	1,089,836	—
Granted	29,110	20,000	402,460
Granted in-lieu of dividends	2,430	5,994	2,173
Cancelled	—	(14,964)	—

Outstanding at March 31, 2006	458,804	1,100,866	404,633
Granted	1,369	—	—
Granted in-lieu of dividends	1,673	5,905	2,327
Redeemed	—	(71,237)	—
Cancelled	—	(5,131)	(2,222)

Outstanding at June 30, 2006	461,846	1,030,403	404,738

On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. The performance share units granted on March 3, 2006 will vest on December 31, 2008.

Compensation expense for deferred, restricted and performance share units is initially measured at fair value based on the market value of the Company’s common shares and is recognized over the related service period. Changes in fair value are recognized in earnings for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units at June 30, 2006 was $43 million compared with the recorded liability of $26 million. The difference between the fair value and the recorded liability of $17 million will be recognized over the weighted average remaining service period of approximately 1.9 years.

For the three and six month periods ended June 30, 2006, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was $5.0 million (2005 — $1.0 million) and $10.3 million (2005 — $5.0 million), respectively. For the three and six month periods ended June 30, 2006, the compensation expense included $2.4 million (2005 — recovery of $1.0 million) and $4.9 million (2005 - $0.9 million), respectively, related to the effect of the change in the Company’s share price.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	Changes in non-cash working capital related to operating activities:

The decrease (increase) in non-cash working capital related to operating activities are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Receivables	$21,199	$14,108	$8,528	$47,698
Inventories	4,060	7,287	(20,435)	(152)
Prepaid expenses	(6,787)	(7,477)	(5,594)	(2,184)
Accounts payable and accrued liabilities	28,995	2,044	(28,897)	(50,583)

	$47,467	$15,962	$(46,398)	$(5,221)

9.	Interest expense:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Interest expense before capitalized interest	$10,945	$14,072	$21,903	$27,339
Less: capitalized interest related to Chile IV	—	(3,558)	—	(7,764)

	$10,945	$10,514	$21,903	$19,575

10.	Retirement plans:

Total net pension expense for the Company’s defined benefit and defined contribution pension plans during the three and six month periods ended June 30, 2006 was $1.8 million (2005 — $1.5 million) and $3.0 million (2005 — $2.5 million), respectively.
11.	Derivative financial instruments:

As at June 30, 2006, the Company’s forward exchange contracts to purchase and sell foreign currency in exchange for US dollars were as follows:

		Average
		Exchange
	Notional Amount	Rate	Maturity

Forward exchange purchase contracts
New Zealand dollar	14 million	0.6007	2006
Chilean peso	15 billion	0.0019	2006
Forward exchange sales contracts
Euro	61 million	1.2445	2006
Chilean peso	30 billion	0.0019	2006
British pound	2 million	1.7489	2006

As at June 30, 2006, the carrying value of the forward exchange purchase and sales contracts was a liability of $0.4 million which approximates the fair value of these contracts. The Company also has an interest rate swap contract recorded in other long-term liabilities with a carrying value of negative $1.0 million which approximates fair value.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	United States Generally Accepted Accounting Principles:

The Company follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“US GAAP”).

The significant differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of income for the three month and six month periods ended June 30, 2006 and 2005 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Net income in accordance with Canadian GAAP	$82,097	$62,935	$197,274	$138,967
Add (deduct) adjustments for:
Depreciation and amortization [a]	(478)	(478)	(956)	(956)
Stock-based compensation [b]	17	240	(128)	115
Forward exchange contracts [c]	—	(125)	—	(306)
Income tax effect of above adjustments	167	211	335	430

Net income in accordance with US GAAP	$81,803	$62,783	$196,525	$138,250

Per share information in accordance with US GAAP:
Basic net income per share	$0.75	$0.53	$1.77	$1.16
Diluted net income per share	$0.74	$0.53	$1.76	$1.15

The consolidated statements of comprehensive income for the three month and six month periods ended June 30, 2006 and 2005 are as follows:

	Three Months Ended		Six Months Ended
	Jun 30	Jun 30	Jun 30	Jun 30
	2006	2005	2006	2005

Net income in accordance with US GAAP	$81,803	$62,783	$196,525	$138,250
Other comprehensive income:
Change in fair value of forward exchange contracts [c]	—	—	—	142

Comprehensive income in accordance with US GAAP	$81,803	$62,783	$196,525	$138,392

[a]	Business Combinations: Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under US GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer. During the three and six month periods ended June 30, 2006, an increase to depreciation expense of $0.5 million (2005 — $0.5 million) and $1.0 million (2005 — $1.0 million) respectively, was recorded in accordance with US GAAP.

[b]	Stock-based compensation: The Company has 76,600 options that are accounted for as a liability under US GAAP because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. For Canadian GAAP purposes, no compensation expense has been recorded as these options were granted in 2001 which is prior to the effective implementation date for fair value accounting under Canadian GAAP. During the three and six month periods ended June 30, 2006, no adjustment to operating expenses (2005 – decrease of $0.2 million) and an increase to operating expenses of $0.1 million (2005 – decrease of $0.1 million), respectively, was recorded in accordance with US GAAP .

[c]	Forward exchange contracts: Under Canadian GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value and recognized in earnings when the hedged transaction is recorded. Under US GAAP, forward exchange contracts that are designated and qualify as hedges are recorded at fair value at each reporting date, with the change in fair value either being recognized in earnings to offset the change in fair value of the hedged transaction, or recorded in other comprehensive income until the hedged transaction is recorded. The ineffective portion, if any, of the change in fair value of forward exchange contracts that are designated and qualify as hedges is immediately recognized in earnings. For the three and six month periods ended June 30, 2006, no adjustment to operating expenses (2005 – increase of $0.1 million) and no adjustment to operating expenses (2005 – increase of $0.3 million), respectively, was recorded in accordance with US GAAP.

[d]	Interest in Atlas joint venture: US GAAP requires interests in joint ventures to be accounted for using the equity method. Canadian GAAP requires proportionate consolidation of interests in joint ventures. The Company has not made an adjustment in this reconciliation for this difference in accounting principles because the impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity. This departure from US GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[e]	Performance Share Units: On March 3, 2006, the Company granted 402,460 performance share units. Performance share units are grants of notional common shares where the ultimate number of units that vest will be determined by the Company’s total shareholder return in relation to a predetermined target over the period to vesting. The number of units that will ultimately vest will be in the range of 50% to 120% of the original grant. Under Canadian GAAP, the fair value of performance share units is measured each reporting period as the market price multiplied by the total shareholder return result. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. Under US GAAP, the fair value of performance share units is calculated each reporting period using a pricing model that incorporates the service and market conditions related to the performance share units. This fair value is recognized over the related service period with changes in fair value being recognized in earnings for the proportion of the service that has been rendered at each reporting date. For the three and six month periods ended June 30, 2006, no adjustment to operating expenses was recorded in accordance with US GAAP.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Methanex Corporation
Quarterly History (unaudited)

	YTD
	2006	Q2	Q1	2005	Q4	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1

METHANOL SALES VOLUMES (thousands of tonnes)

Company produced	2,672	1,351	1,321	5,341	1,504	1,130	1,332	1,375	5,298	1,531	1,307	1,233	1,227
Purchased methanol	591	294	297	1,174	285	325	269	295	1,960	402	423	600	535
Commission sales[1]	274	133	141	537	158	75	158	146	169	128	41	—	—

	3,537	1,778	1,759	7,052	1,947	1,530	1,759	1,816	7,427	2,061	1,771	1,833	1,762

METHANOL PRODUCTION (thousands of tonnes)

Chile	1,754	872	882	3,029	916	684	702	727	2,692	690	640	666	696
Titan, Trinidad	429	214	215	715	195	184	135	201	740	154	176	220	190
Atlas, Trinidad (63.1%)	526	273	253	895	251	157	252	235	421	264	157	—	—
New Zealand	222	118	104	343	—	120	103	120	1,088	266	304	229	289
Kitimat	—	—	—	376	34	102	120	120	486	122	121	121	122

	2,931	1,477	1,454	5,358	1,396	1,247	1,312	1,403	5,427	1,496	1,398	1,236	1,297

AVERAGE REALIZED METHANOL PRICE[2]
($/tonne)	281	279	283	254	256	240	256	262	237	251	248	225	223
($/gallon)	0.85	0.84	0.85	0.76	0.77	0.72	0.77	0.79	0.71	0.75	0.75	0.68	0.67

PER SHARE INFORMATION ($ per share)
Basic net income (loss)	$1.78	0.75	1.02	1.41	0.42	(0.19)	0.53	0.63	1.95	0.55	0.59	0.43	0.39
Diluted net income (loss)	$1.77	0.75	1.02	1.40	0.42	(0.19)	0.53	0.63	1.92	0.54	0.58	0.42	0.38

[1]	Commission sales volumes include the 36.9% of production from Atlas that we do not own.

[2]	Average realized price is calculated as revenue, excluding commissions earned, divided by the total sales volumes of produced and purchased methanol. Prior to 2005, in-market distribution costs were also deducted from revenue when calculating average realized methanol price for presentation in the Management’s Discussion and Analysis. The presentation of average methanol price for prior periods has been restated.
METHANEX CORPORATION 2006 SECOND QUARTER REPORT
QUARTERLY HISTORY